# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOS BETTER ONLINE SOLUTIONS LTD, CIK 0001005516
CUSIP: M20115180
Title of class of securities: common
Address of issuer's principal executive offices: 20 FREIMAN STREET, RISHON LEZION, Israel (L3), 75100
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841926

## Reporting persons
- Felte Todd M: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); sole voting power 550,000; shared voting power 6,390; sole dispositive power 550,000; shared dispositive power 6,390; aggregate amount beneficially owned 556,390 (9.7% of the class)

## Item 1. Issuer
Name of issuer: BOS BETTER ONLINE SOLUTIONS LTD
Address of issuer's principal executive offices: 20 FREIMAN STREET, RISHON LEZION, ISRAEL, 75100.

## Item 2. Person Filing
Name of person filing: Felte Todd M
Address of principal business office or, if none, residence:
8655 East Via De Ventura Suite G-175
Scottsdale, AZ 85258
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
390,000 shares E.W. Felte Bene IRA
135,000 shares E.W. Felte Irrev Trust
4,000 shares E.W. Felte Rev Trust
6,000 shares Todd M. Felte
15,000 shares Todd M. Felte Roth IRA
2,050 shares Edith B. Felte
4,340 shares Edith B. Felte Roth IRA
Percent of class: 9.68
Sole power to vote or to direct the vote: 550,000
Shared power to vote or to direct the vote: 6,390
Sole power to dispose or to direct the disposition: 550,000
Shared power to dispose or to direct the disposition: 6,390

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Felte Todd M: Todd M Felte, Individual (01/30/2024)